Exhibit 99.1

ISS Rejects Bristol's Complaints and Recommends Shareholders Vote For Management Board Nominees

Board Members Voluntarily Relinquish Cliff SARs

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, June 18, 2012 /CNW/ - Jaguar Mining Inc.  (JAG: TSX/NYSE) announced that Institutional Shareholder Services (ISS), a leading independent proxy advisory firm, today recommended that Jaguar shareholders vote FOR management's board nominees at the company's upcoming annual meeting on June 29. 2012.

ISS rejected many of the complaints of Bristol Investment Partners referred to in Jaguar's press release of June 15, 2012, and noted that Jaguar's strategic review process "does not appear to be the result of an inattentive negligent board".

ISS found that it was reasonable that the company did not "immediately jump in favour of Shandong's proposal" and that given the decline in gold equities, there would have been a "real transaction risk to Jaguar shareholders" had it done so.  The report adds that "given the conditional nature of the proposal, which granted exclusivity, break-fees to Shandong, expense reimbursement, and significant control over operations, the board's concerns appear reasonable."

Gary German, Jaguar's chairman, said: "This report validates the exhaustive process that our board and special committee followed in seeking a potential buyer."

ISS also rejected Bristol's allegation that Jaguar did not respond adequately to its concerns. "Whether or not Bristol was content with Jaguar's response… is not indicative of a board disregarding shareholders. On the contrary, the board's decision to grant Bristol full details of the strategic process, that was subsequently rejected, gives the appearance of unwillingness on Bristol's part."

"We agree with ISS' conclusions regarding Bristol."  said Gary German.  "ISS carefully considered Bristol's various complaints, conducted a careful and thoughtful assessment and concluded that Jaguar's board had acted appropriately.  We are grateful that ISS approached these issues in such an even handed, professional manner."

Voluntary Relinquishment of Cliff SARs

As noted in Jaguar's June 15, 2012 press release, the implications of Jaguar's cliff share appreciation rights (Cliff SARs) to Jaguar's directors and officers were never considered by either the board or the special committee in any way during the strategic review process.  However, in order to address any concerns that shareholders may have, all board members that hold Cliff SARs have voluntarily relinquished such rights effective immediately.  The Cliff SARs were approved as a one-time grant in 2010. No further Cliff SARs will be granted by Jaguar.

For more information and assistance in voting their proxy, shareholders can contact Kingsdale Shareholder Services Inc. at 1-866-581-1479 or by email at contactus@kingsdaleshareholder.com. The proxy cut-off time is 10 a.m. on June 27, 2012.

About Jaguar Mining
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Contacts

Investors and Analysts:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Media:

Valéria Rezende DioDato
Director of Communication
603-410-4888
valeria@jaguarmining.com

Bernard Simon
Vice-President, Kingsdale Communications Inc.
416-867-2304
bsimon@kingsdalecommunications.com

CO: Jaguar Mining Inc.

CNW 17:16e 18-JUN-12